AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14049271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Wash DC

SEC FILE NUMBER
8- 68402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOREFRONT CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVE, 34TH FL
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID WASITOWSKI — 212- 607-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONROE J CHALMERS CPA PC
(Name – *if individual, state last, first, middle name*)

2 HARTSDALE ST	ST JAMES	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, DAVID WASITOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREFRONT CAPITAL MARKETS LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DAVID WASITOWSKI

CHIEF FINANCIAL OFFICER

Title

Notary Public

MALGORZATA T LESZCZYNSKA
Notary Public - State of New York
NO. 01LE6254612
Qualified in Kings County
My Commission Expires 01/17/16

02/27/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORECRONT CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2013
With Independent Auditor's Report

FOREFRONT CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITOR'S REPORT

CONTENTS

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT

The Member of
Forefront Capital Markets LLC
New York, New York

Report on the Financial Statements

I have audited the accompanying financial statements of Forefront Capital Markets LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forefront Capital Markets LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chaiken CPA PC

February 27, 2014

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets	
Cash	$ 108,734
Accounts receivable	6,598
Receivables from clearing brokers	185,436
Prepaid expenses and other assets	250,074
Total assets	$ 550,842
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 183,168
Due to related parties	20,566
Total liabilities	203,734
Member's equity	347,108
Total liabilities and member's equity	$ 550,842

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$ 1,787,053
Investment banking and advisory fees	1,778,789
Other income	156,653
Total revenues	3,722,495
Expenses:	
Commissions, compensation and benefits	2,830,233
Communications and data processing	132,954
Floor brokerage, exchange and clearance fees	307,719
Professional fees	146,334
Occupancy	36,000
Other expenses	127,223
Total expenses	3,580,462
Net income	$ 142,032

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - January 1, 2013	$ 105,076
Net income	142,032
Member's capital contribution	100,000
Balance - December 31, 2013	$ 347,108

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows provided by operating activities:	
Net income	$ 142,032
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) in operating assets:	
Accounts receivable	(3,798)
Receivables from clearing brokers	(116,230)
Prepaid expenses and other assets	(171,433)
Increase in operating liabilities:	
Accounts payable and accrued expenses	126,545
Due to related parties	20,566
Net cash used by operating activities	(2,318)
Cash flows from financing activities	
Member capital contribution	100,000
Net cash provided by financing activities	100,000
Net increase in cash and cash equivalents	97,682
Cash - beginning of year	11,052
Cash - end of year	$ 108,734

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 1 - Organization and nature of business

Forefront Capital Markets LLC (the "Company"), a wholly owned subsidiary of Forefront Capital Holding, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Commodity Futures Trading Commission ("CFTC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, formed on June 25, 2009 as a Delaware Limited Liability Company, began operations in April 2011.The Company is engaged in business as a securities broker-dealer, which includes investment advisory and investment banking services.

All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Investment advisory income

Investment advisory fees are recognized as earned based on the terms of the contract.

Investment banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as a placement agent and are recorded at the closing of the financing transaction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Significant accounting policies (continued)

Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued.

Note 3 - Clearing broker and advisory agreements

The Company has entered into multiple agreements with clearing brokers. One agreement has an initial term of 36 months, but can be terminated by either party upon 90 day notice. All other agreements can be terminated upon notice. In addition, the Company has entered into various advisory agreements with terms up to 1 year.

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2013.

Note 5 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, clearing brokers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2013.

Note 6 – Financial instruments with off balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 7 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain a minimum net capital of $45,000. At December 31, 2013, the Company had net capital of $284,313 which was $270,731 in excess of its required net capital of $5,000. The Company's net capital ratio was .72 to 1.

Note 8 – Related party transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with Forefront Capital Services, LLC ("FCS"), a company under common ownership. The agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the agreement, FCS provides administrative, occupancy and other management and back-office services to the Company. For the year ended December 31, 2013 charges for these services totaled $120,000. At December 31, 2013 the Company has a balance owing FCS of $10,866 for these services. Included in commissions, compensation and benefits is approximately $37,000 of employee benefit costs allocated to the Company by a company related through common ownership. At December 31, 2013 the Company had a balance owing for those costs of $9,700.

The Company was engaged to raise capital for various entities that have a board member that is a member of this Company. Included in investment banking and advisory fees for the year ended December 31, 2013 is approximately $304,000 of fees received from those entities.

Note 9 – Income taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity. Accordingly, although during the year ended December 31, 2013, the Company incurred taxable income as determined under the tax basis of accounting utilized by the parent entity, no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2013.

Note 9 – Income taxes (continued)

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2013, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

SCHEDULE I

FOREFRONT CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

Allowable capital:	
Total member's equity	$ 347,108
Less non-allowable assets:	
Accounts receivable	6,598
Receivables from broker/dealers	6,123
Prepaid expenses and other assets	50,074
Total non-allowable assets	62,795
Net capital before haircuts on securities	284,313
Haircuts on securities	-
Net capital	$ 284,313
Aggregate indebtedness	$ 203,734
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 13,582
Excess net capital	$ 270,731
Ratio: Aggregate indebtedness to net capital	.72 to 1

Computation of Net Capital Under CFTC Regulation 1.17

Net capital	$ 284,313
Minimum net capital required (the greater of $45,000 or 6 2/3% of aggregated indebtedness)	$ 45,000
Excess net capital	$ 239,313

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

FOREFRONT CAPITAL MARKETS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

SECURITIES AND EXCHANGE COMMISSION
EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

COMMODITY FUTURES TRADING COMMISSION
EXEMPTION UNDER SECTION (k)(2)(B) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(B) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Member of
Forefront Capital Markets LLC
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Forefront Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding customer and firm assets. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section4d(a)(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet is important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe J Chaikas CPA PC

February 27, 2014

FOREFRONT CAPITAL MARKETS LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
[GENERAL ASSESSMENT RECONCILIATION (SIPC-7)]
TO THE SECURITIES INVESTOR PROTECTION CORPORATION

For the Year Ended December 31, 2013
With Independent Accountant's Report
On Applying Agreed-Upon Procedures

FOREFRONT CAPITAL MARKETS LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] AND INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

CONTENTS

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Forefront Capital Markets LLC
590 Madison Avenue
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Forefront Capital Markets LLC and the Securities and Exchange Commissions, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Forefront Capital Markets LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Forefront Capital Markets LLC's management is responsible for the Forefront Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the general ledger, detail schedules of clearance fees and professional fees, and clearing broker's annual statement, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the general ledger, detail schedules of clearance fees and professional fees, and clearing broker's annual statement supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Monroe J Chaleson CPA PC

February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Forefront Capital Markets LLC
590 Madison Ave 34 Fl
New York, NY 10022-2524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,200

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid ____

C. Less prior overpayment applied (3,979)

D. Assessment balance due or (overpayment) 221

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 221

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 221

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forefront Capital Markets LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 20 14.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions: See independent accountant's report.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,722,495
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(12,882)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(307,719)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(98,625)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Investment banking	(1,600,691)
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 22,563	
Enter the greater of line (i) or (ii)	(22,563)
Total deductions	(2,042,480)
2d. SIPC Net Operating Revenues	$ 1,680,015
2e. General Assessment @ .0025	$ 4,200
	(to page 1, line 2.A.)

See independent accountant's report.

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